Exhibit 99.2

Vasogen Inc.
Management’s Discussion and Analysis

August 31, 2009

The following discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements and the accompanying notes.  The unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, which, except as described in note 11, conform in all material respects with GAAP in the United States.  All amounts are expressed in Canadian dollars unless otherwise noted. Annual financial references are to our fiscal years, which end on November 30.  In this report, “the Company”, “we”, “us”, and “our” refer to Vasogen Inc. and its consolidated subsidiaries.  This document is current in all material respects as of October 13, 2009.

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, our plans to complete the business combination described in the press release dated August 17, 2009, resulting from our strategic review, statements regarding the status of development, or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimated”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of our strategic review, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the “Risk Factors” section of our Annual Information Form and Form 20-F for the year ended November 30, 2008, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Corporate Update

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On Monday August 17, 2009, Vasogen Inc., IntelliPharmaCeutics Ltd. (”IPC US”) and IntelliPharmaCeutics Corp. (“IPC Opco” and together with IPC US, “IPC”) announced that they had entered into an arrangement agreement,  (the “IPC Arrangement Agreement”), which is subject to shareholder and regulatory approvals, whereby Vasogen will combine with IPC under a plan of arrangement (the “Plan of Arrangement”) and merger to continue as a publicly-traded entity to be called IntelliPharmaCeutics International Inc. (“New IPC”).  IPC are privately-held specialty pharmaceutical companies that are focused on developing and manufacturing new and generic controlled-release pharmaceutical products using its broadly applicable, proprietary delivery technologies.  Currently, IPC has 15 product candidates in its development pipeline several of which are partnered with third-party drug companies.  IPC’s lead product candidates include Dexmethylphenidate XR, a generic version of the marketed drug Focalin XR®, which is partnered with Par Pharmaceutical and is currently the subject of an Abbreviated New Drug Application (ANDA) filing with the U.S. Food and Drug Administration (FDA), and Carvedilol CR, a generic version of the brand name drug Coreg CR, an internal pipeline now in pivotal bioequivalence studies.

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On August 17, 2009, we  also announced we had entered into an arrangement agreement, subject to shareholder, unitholder and regulatory approvals, with Cervus LP (TSXV:CVL.UN), an Alberta based limited partnership, and its general partner Cervus GP Ltd. (the “Cervus Arrangement Agreement”), that will reorganize Vasogen prior to completion of the transaction with IPC pursuant to the Plan of Arrangement, and which will provide gross proceeds to Vasogen of approximately $7.5 million in non-dilutive capital.

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On August 11, 2009, the Staff of the NASDAQ Listing Qualifications Department (the “Staff”) notified the Company that it had not regained compliance with the $1.00 minimum bid price requirement set forth in Listing Rule 5550 (a)(2). On September 15, 2009, the Staff further notified Vasogen that it believes the proposed transaction with IPC is a business combination that will result in a “change of control” and accordingly, under NASDAQ Listing Rule 5110(a), requires that the post-combination entity apply and be approved for initial listing on NASDAQ.  Under NASDAQ’s rules, if the Staff determines that the post-combination entity does not qualify for initial listing, it will be subject to delisting.  Accordingly, on September 16, 2009, an initial listing application was submitted to the NASDAQ Listing Qualifications Department on behalf of the combined entity; the application remains pending.  On September 23, 2009, the parties appeared before a NASDAQ Listing Qualifications Panel ("the Panel") and presented their plan to comply with the minimum bid price requirement and the initial listing requirements upon consummation of the transaction.  To date, the Panel has not rendered a decision.  Pending the Panel’s decision, Vasogen’s securities remain listed on NASDAQ.

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To further reduce the rate at which we use our cash during our strategic review process, the employment of Graham Neil, our Vice-President, Finance, and CFO, was terminated effective July 14, 2009. Mr. Neil has agreed to fulfill the role of CFO, in a consulting capacity at substantially reduced compensation, to assist the board of directors (the “Board”) in bringing closure to the ongoing strategic review process.

OVERVIEW

We are a company that was incorporated under the Business Corporations Act (Ontario) and was continued under the Canada Business Corporations Act by articles of continuance dated August 9, 1999. We have four wholly-owned subsidiaries: Vasogen, Corp., incorporated under the laws of Delaware, U.S.A., Vasogen Ireland Limited, incorporated under the laws of the Republic of Ireland, 7232004 Canada Inc. and 7231971 Canada Inc. (“New Vasogen”) both incorporated under the laws of Canada.  7232004 Canada Inc. and New Vasogen were created to participate in the transactions contemplated by the Cervus Arrangement Agreement, the IPC Arrangement Agreement and the Plan of Arrangement.  Historically, our focus has been on the research and commercial development of therapies designed to target the destructive inflammatory process associated with the development and progression of cardiovascular and neuro-inflammatory disorders.  We have been exploring other strategic opportunities, which culminated in us entering into definitive agreements with IPC and Cervus.  Our common shares (the “Vasogen Shares”) currently trade on the NASDAQ Capital Market and Toronto Stock Exchange under the symbols VSGN and VAS, respectively.

OUR GOAL

Our goal has been to identify and pursue strategic alternatives that have the potential to maximize shareholder value.

RESULTS OF OPERATIONS

We are a development-stage enterprise that has historically dedicated our cash resources mainly to research and development (“R&D”) activities.  During the strategic review process, we have not incurred material expenditures to significantly advance our products.

Research and Development

The changes in R&D expenses, and their key components, for the three and nine months ended August 31, 2009 and August 31, 2008 are reflected in the following table:

	Three Months Ended			Nine Months Ended
R&D Expenses (in thousands of dollars, except percentages)	2009	2008	Increase (Decrease)	2009	2008	Increase (Decrease)

Program costs:
Direct	$0	$46	$(46)	$6	$452	$(446)
Indirect	$0	$264	$(264)	$287	$5,458	$(5,171)

Preclinical costs	$1	$624	$(623)	$14	$2,155	$(2,141)

Intellectual property costs	$6	$162	$(156)	$56	$669	$(613)

Total R&D	$7	$1,096	$(1,089)	$363	$8,734	$(8,371)

R&D Expenses as a percentage of the sum of R&D & General and Administration Expenses	1%	40%	(39%)	7%	55%	48%

During the three months ended August 31, 2009, we have not incurred material R&D expenses to significantly advance our products.  During the nine months ended August 31, 2009, we incurred restructuring costs included in R&D expenses which were mainly related to the termination of our Senior Vice President, Scientific Affairs and Chief Medical Officer.  Restructuring costs included in R&D Expenses for the three and nine months ended August 31, 2009 were Nil and $0.2 million compared with $0.6 million and $2.1 million for the three and nine months ended August 31, 2008, respectively.  The termination of our Senior Vice President, Scientific Affairs and Chief Medical Officer during the second quarter of 2009 also triggered accelerated vesting for certain options that were outstanding at the date of his termination, in accordance with the terms of his agreement.  The accounting consequence of accelerating the vesting of these options significantly contributed to the non-cash stock compensation expense of Nil and $0.1 million during the three and nine months ended August 31, 2009. These options were all significantly out of the money.

Program Costs

Program costs consist of direct and indirect costs.  Direct costs to support trials include expenses for clinical site fees, project management, study monitoring, site close out, data management and analysis, and technology support.  Indirect costs to support these programs consist of salaries and benefits for employees who support the Celacade program, employee termination costs, professional fees, and other support costs.

Program costs decreased in the three and nine months ended August 31, 2009 compared to the same periods in 2008, as a result of significant expenditures incurred during the 2008 periods to implement the restructurings that were announced on April 14, 2008.     A portion of this decrease also relates to a $1.2 million non-cash provision taken against our clinical supplies during the nine months ended August 31, 2008. The decrease in program costs is also a result of a significant reduction in the number of employees and our decision not to incur material expenditures to materially advance our products during the strategic review process.

A summary of our past programs, on which expenses were incurred in prior periods, follows.

CELACADE Program

Our Celacade System was being developed to target the inflammation underlying chronic heart failure.
Celacade had received European Union (“E. U.”) regulatory approval as a medical device under the CE Mark.  As a result of our restructuring during the second quarter of 2008, we discontinued maintaining the infrastructure to support the quality systems necessary to support the CE Mark.  The CE Mark was suspended in 2008 and subsequent to year end we notified the appropriate authority that they would not be able to conduct a recertification audit; therefore the CE Mark was withdrawn.  We are not planning any additional communications surrounding the CE Mark pending the completion of the business combination between us and IPC.  If the business combination between us and IPC is completed, the combined company will retain ownership of Vasogen’s intellectual property; however, the development focus is expected to be principally on IPC’s current product pipeline.

During 2007, we completed a collaboration agreement (the “Agreement”) with Grupo Ferrer Internacional S.A. (“Ferrer”) to commercialize our Celacade technology for the treatment of chronic heart failure in certain countries of the E.U. and Latin America.  Based on a European sales forecast for Celacade provided to us by Ferrer in the second quarter of 2008, we determined that we could not financially justify maintaining an infrastructure to support E.U. commercialization.  As a result, we restructured our organization, which included a discontinuation of operational and financial support for European commercialization and a termination of our Agreement with Ferrer in the fourth quarter of fiscal 2009.

During the first quarter of 2009, we sold a United States patent application and its related foreign counterparts for US$0.4 million. This device-based intellectual property has not been used to date in the Celacade System; however, we have retained rights to this technology for any potential use as it relates to its Celacade System.

VP Series of Drugs Program

Our VP series of drugs was developed to target inflammation underlying certain neurological conditions.  We implemented a significant reduction in activities and expenses associated with this program to further reduce our cash burn rate as we continue to explore strategic alternatives.  If the business combination between us and IPC is completed the combined company will retain ownership of Vasogen’s intellectual property; however, the development focus is expected to be principally on IPC’s current product pipeline.

Preclinical Costs

Our preclinical research programs were focused on developing our VP series of drugs and on supporting our Celacade program.

Preclinical expenses consist of salaries and benefits for employees who support the preclinical activities, employee termination costs, costs to the medical institutions to whom our research is outsourced, professional fees, and other support costs.  Preclinical expenses have decreased in the three and nine months ended August 31, 2009 compared to the same period in 2008, as a result of significant expenditures incurred during the 2008 periods to implement the restructurings that were announced on July 3, 2008, in addition to our decision not to incur material expenditures to significantly advance our products until our strategic options have been explored to the Board’s satisfaction.   During 2008, preclinical costs were incurred for work related to optimizing the manufacturability of VP025 and the VP series of drugs.

Intellectual Property Costs

Our research and development initiatives have resulted in the filing of numerous patent applications.  We own patents and patent applications relating to our products and technologies in the United States and other jurisdictions around the world.  Our intellectual property (“IP”) expenses primarily consist of fees paid to patent offices worldwide and to external patent counsel.  These costs are included in R&D expense and are expensed as incurred.  These costs are a result of advancing our patent protection into additional countries through filing international patent applications, and additional patent and trademark activities associated with protecting our existing technologies, as well as new discoveries and developments resulting from our research and development programs.

The costs for the three and nine months ended August 31, 2009 have decreased when compared with the costs for the same periods in 2008.  The reduced patent costs are largely due to a combination of a greater proportion of the patent prosecution work being done in-house, patent applications maturing to patents, and implementing certain decisions with respect to our intellectual property portfolio resulting in the abandonment of various patents and patent applications.   These decisions were based on a qualitative assessment of numerous factors including, but not limited to, our cash resources, development timelines, evolving development plans for our products, evolving importance placed on jurisdictions of lesser economic value, whether the IP was core to a current product or originally filed to protect potential future or alternative versions of a current product, and the life of a patent relative to the potential timeframe for commercialization.

Nature and Treatment of Expenses

We expense R&D costs.  The majority of our research was outsourced to medical institutions, under contractual agreements, for which expenditures are settled with cash payments that are aligned with the achievement of pre-defined activities.

General and Administration

The changes in general and administration expenses, and their key components, for the three and nine months ended August 31, 2009 and August 31, 2008 are reflected in the following table:
	Three Months Ended			Nine Months Ended
General and Administration Expenses (in thousands of dollars)	2009	2008	Increase (Decrease)	2009	2008	Increase (Decrease)

Infrastructure and other support costs	$345	$1,255	$(910)	$2925	$5,742	$(2817)

Insurance	$66	$179	$(113)	$301	$553	$(252)

Professional fees	$739	$193	$546	$1,368	$942	$426

Total General and Administration Expenses	$1,150	$1,627	$(477)	$4,594	$7,237	(2,643)

The $1.1 million of general and administration expenses for the three months ended August 31, 2009 included $0.7 million related to our ongoing strategic review, which primarily included legal fees and the cost of the fairness opinion rendered by JMP Securities LLC in connection with the proposed business combination with IPC.  General and administration expenses for the three months ended August 31, 2009 also included the amortization of insurance that has been previously paid in the amount of $0.1 million, as well as consulting costs for the services of our President and CEO, CFO, and other salary costs.

Infrastructure and other support costs include salaries and related employee costs for those employees not directly involved in research and development, facility-related and information technology expenses for all employees, and restructuring costs.  These costs decreased in the three and nine months ended August 31, 2009 when compared to the same periods in 2008. This cost reduction is primarily driven by the decrease in full-time employees to one as at August 31, 2009. There were 6 full-time employees as at August 31, 2008.  The decrease in infrastructure and other support costs has been significantly offset by restructuring costs.  Restructuring costs included in General and Administration expense for the three and nine months ended August 31, 2009 were nominal and $1.4 million, respectively, compared with $0.2 million and $1.0 million for the same periods in 2008, respectively.

Insurance costs decreased in the three and nine months ended August 31, 2009 when compared to the same periods in 2008, as a result of market conditions at renewal for liability insurance for our directors and officers, which impacted our insurance premiums on renewal.

Professional fees include expenses for legal, tax, accounting, and other specialized services, including those related to our ongoing strategic review.  These costs had increased for the three and nine months ended August 31, 2009 when compared with the same periods in 2008.  These increases are a result of an increase in legal fees and other specialized services, mainly related to our ongoing strategic review.

Foreign Exchange
The foreign exchange gain or loss for the three and nine months ended August 31, 2009 and August 31, 2008 is reflected in the following table:

	Three Months Ended			Nine Months Ended
Foreign Exchange (in thousands of dollars)	2009	2008	Increase (Decrease)	2009	2008	Increase (Decrease)

Foreign exchange loss (gain)	$4	$(59)	$(55)	$58	$(194)	$(136)

We are holding U.S. dollars directly to make payments for operating expenditures denominated in U.S. dollars. At May 31, 2009, we held U.S. dollar denominated securities in the amount of US$0.2 million (see “Liquidity and Capital Resources” section).  As our functional or measurement currency is the Canadian dollar, U.S. dollar exchange rate fluctuations may have a significant impact from an accounting perspective, but they do not impair or enhance our ability to pay these U.S. dollar denominated expenses.

Our statement of operations includes a nominal foreign exchange loss for the three months ended August 31, 2009.  Our statement of operations includes a foreign exchange loss for the nine months ended August 31, 2009 that arose as a result of the strengthening of the Canadian dollar, our functional currency, relative to the U.S. dollar, during these periods.  The period-end conversion rate from the U.S. dollar to the Canadian dollar for August 31, 2009 was 1.095, compared to the conversion rate for November 30, 2008 of 1.237.

Investment Income
Investment income for the three and nine months ended August 31, 2009 and August 31, 2008 is reflected in the following table:

	Three Months Ended			Nine Months Ended
Investment Income (in thousands of dollars)	2009	2008	Increase (Decrease)	2009	2008	Increase (Decrease)

Investment income	$3	$78	$(75)	$34	$453	$(419)

Investment income for the three and nine months ended August 31, 2009 was lower compared with the same periods in 2008 primarily as a result of a lower average amount of cash and equivalents and lower rates of returns on our investments.

Loss and Comprehensive Loss

The loss for the three and nine months ended August 31, 2009 and August 31, 2008, is reflected in the following table:

	Three Months Ended			Nine Months Ended
Loss (in thousands of dollars, except per-share amounts)	2009	2008	Increase (Decrease)	2009	2008	Increase (Decrease)

Loss	$1,158	$2,586	$(1,428)	$4,494	$15,324	$(10,830)

Loss per share	$0.05	$0.12	$(0.07)	$0.20	$0.68	$(0.48)

The $1.2 million loss for the three months ended August 31, 2009 included $0.7 million related to our ongoing strategic review, which primarily included legal fees and the cost of the fairness opinion rendered by JMP Securities LLC in connection with the proposed business combination with IPC.  Loss and comprehensive loss for the three months ended August 31, 2009 also included the amortization of insurance that has been previously paid in the amount of $0.1 million, as well as consulting costs for the services of our President and CEO, CFO, and other salary costs.

The loss for the three and nine months ended August 31, 2009 has decreased when compared with the same period in 2008 due to the  significant expenditures that were incurred during the 2008 periods to implement the restructurings that were announced on April 14, 2008 and July 3, 2008.  A portion of this decrease also relates to a $1.2 million non-cash provision taken against our clinical supplies during the nine months ended August 31, 2008.  This decrease is also the result of a significant reduction in the number of employees and a decision not to incur material expenditures to advance our products during the Company’s ongoing strategic review process.

TREND INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

The following table presents unaudited selected financial data for each of the last eight quarters ended August 31, 2009

	Loss for the period	Basic and diluted	Foreign exchange
	(000’s )	loss per share	gain/(loss) (000’s)

August 31, 2009	$(1,158)	$(0.05)	$(4)
May 31, 2009	$(1,395)	$(0.06)	$(84)
February 28, 2009	$(1,941)	$(0.09)	$30

November 30, 2008	$(750)	$(0.03)	$111
August 31, 2008	$(2,586)	$(0.12)	$59
May 31, 2008	$(7,418)	$(0.33)	$338
February 29, 2008	$(5,320)	$(0.24)	$(203)

November 30, 2007	$(6,058)	$(0.27)	$(777)

Third Quarter

R&D and general and administration expense for the third quarter of 2009 were $1.2 million, compared with $1.3 million in the second quarter of 2009.  The loss in the third quarter of 2009 is lower than the loss in the second quarter of 2009 as a result of reduction in restructuring costs and noncash stock compensation expense in the amount of $0.6 million which was partially offset by an increase in professional fees related to our ongoing strategic review, which included the cost of the fairness opinion rendered by JMP Securities LLC.

The loss in the second quarter of 2009 is lower than the loss in the first quarter of 2009 as a result of reduction in restructuring costs and noncash stock compensation expense in the amount of $0.9 million.  The loss for the first quarter of 2009 was also impacted by the gain from the sale of a United States patent application and its related foreign counterparts of $0.5 million (US$0.4 million).

The loss in the first quarter of 2009 increased compared to the loss in the fourth quarter of 2008 as a result of restructuring costs of $1.1 million.   No such costs were incurred during the fourth quarter of 2008.  The termination of our CEO’s employment relationship during the first quarter of 2009 also triggered accelerated vesting for certain options that were outstanding at February 28, 2009 in accordance with the terms of his employment agreement.  The accounting consequence of accelerating the vesting of these options significantly contributed to the non-cash stock compensation expense of $0.4 million during the first quarter of 2009 compared with $0.1 million during the fourth quarter of 2008.  All of these options were significantly out of the money at February 28, 2009.  The loss for the first quarter of 2009 was also impacted by the gain from the sale of a United States patent application and its related foreign counterparts of $0.5 million (US$0.4 million).

The loss in the fourth quarter of 2008 decreased compared to the loss in the third quarter of 2008 as a result of reduced operating costs resulting from our two restructurings.  During the third quarter of 2008, as a result of our restructuring announced on July 3, 2008, we incurred restructuring costs of $0.8 million. No such costs were incurred during the fourth quarter of 2008.

The loss in the third quarter of 2008 was less than the loss in the second quarter of 2008 as a result of restructuring costs and the non-cash provision taken against our clinical supplies, which were expensed during the second quarter as a result of our restructuring (announced on April 14, 2008). R&D and general and administration expense for the third quarter was $2.7 million, compared with $7.8 million in the second quarter.

Prior to the restructuring that occurred in the second quarter of 2008, our R&D and general and administration expenses for the previous two quarters had been comparable; therefore, changes to our losses for the period had been impacted by foreign exchange losses and interest income.  The operations of our Company are not subject to any material seasonality or cyclicality factors.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have financed our operations primarily from public and private sales of equity, the issuance of senior convertible notes, the exercise of warrants and stock options, and interest on funds held for future investments.  Other than interest on our investments, we did not receive funds from any of these activities during the three or nine months ended August 31, 2009.

Provided the transactions contemplated by the Cervus Arrangement Agreement are completed, pursuant to the Plan of Arrangement, holders of Vasogen Shares, Vasogen options and Vasogen warrants issued in connection with the 2006 and 2007 financings will exchange their Vasogen securities for securities of New Vasogen, which at the time if such exchange will own the assets of Vasogen with the exception of Vasogen’s tax accounts and certain receivables. Pursuant to the Plan of Arrangement, holders of warrants issued in connection with the Senior Convertible Notes issued in 2005 will receive cash compensation for such warrants which will subsequently be cancelled. Provided the transactions contemplated by the IPC Arrangement Agreement are completed, pursuant to a series of steps in the Plan of Arrangement, New Vasogen shall subsequently amalgamate with 7237081 Canada Inc., an affiliate of IPC, to form New IPC and security holders of New Vasogen shall receive securities of New IPC as described in the joint information circular of IPC US and Vasogen dated September 16, 2009 (the “Joint Circular”).  Pursuant to a series of steps in the Plan of Arrangement, IPC shareholders will either exchange their shares in the capital of IPC Opco or IPC US, as applicable, directly for shares of such new IPC corporation or receive shares of the resulting amalgamated company pursuant to a merger of IPC’s US subsidiaries as described in the Joint Circular.

The transactions contemplated by both the IPC Arrangement Agreement and the Cervus Arrangement Agreement are expected to close in the fourth quarter of fiscal 2009 subject to us obtaining shareholder approval and to the satisfaction of customary closing conditions. There can be no assurance that either of these transactions will materialize and if we are unable to complete these transactions, we will have to consider other possibilities which may include out-licensing assets, completing asset divestitures, winding up, dissolving, or liquidating our Company.

On April 24, 2008, we received a letter from the Listing Qualifications Department of The NASDAQ Stock Market indicating that the minimum closing bid price of Vasogen Shares had fallen below US$1.00 for 30 consecutive trading days, and therefore, we were not in compliance with Marketplace Rule 4310(c)(4) (the “Minimum Bid Price Rule”). In accordance with the NASDAQ Marketplace Rule 4310(c)(8)(D), we were provided a compliance period of 180 calendar days, or until October 21, 2008, to regain compliance with this requirement. In October 2008, the NASDAQ Stock Market suspended the enforcement of the Minimum Bid Price Rule requiring a minimum US$1.00 closing price until January 20, 2009. The suspension was to remain in effect through January 19, 2009 and the original rules were to be reinstated on January 20, 2009.  Subsequently, on December 9, 2008 and again on March 25, 2009, and July 13, 2009, the NASDAQ extended this suspension. Accordingly, the NASDAQ indicated that it would not take action to delist any security, including Vasogen Shares, for a violation of the minimum bid price rule during the suspension, which was extended until July 31, 2009.

Since we had seven calendar days remaining in our bid price compliance period when the suspension began, we had, upon reinstatement of the Minimum Bid Price Rule on August 3, 2009, this number of days remaining; therefore, we had until August 10, 2009 to regain compliance.  On August 11, 2009, the Staff of the NASDAQ Listing Qualifications Department (the “Staff”) notified the Company that it had not regained compliance with the $1.00 minimum bid price requirement set forth in Listing Rule 5550 (a)(2). On September 15, 2009, the Staff further notified Vasogen that it believes the proposed transaction with IPC is a business combination that will result in a “change of control” and accordingly, under NASDAQ Listing Rule 5110(a), requires that the post-combination entity apply and be approved for initial listing on NASDAQ.  Under NASDAQ’s rules, if the Staff determines that the post-combination entity does not qualify for initial listing, it will be subject to delisting.  Accordingly, on September 16, 2009, an initial listing application was submitted to the NASDAQ Listing Qualifications Department on behalf of the combined entity; the application remains pending.  On September 23, 2009, the parties appeared before a (the Panel and presented their plan to comply with the minimum bid price requirement and the initial listing requirements upon consummation of the transaction.  To date, the Panel has not rendered a decision.  Pending the Panel’s decision, Vasogen’s securities remain listed on NASDAQ.  There can be no assurance that the Panel will grant our request for continued listing of our Shares on the NASDAQ Capital Market, whether the proposed transactions are consummated or not.  Even if the Panel grants such a request for continued listing of Vasogen Shares on the NASDAQ Capital Market, there can be no assurance that the shares of New IPC or New Vasogen will be approved to be listed on the NASDAQ.

If the Panel rules against us and  Vasogen Shares cease to be quoted for trading on the NASDAQ Capital Market, we may seek to have Vasogen Shares (in case the proposed transactions are not consummated) to be quoted on the Over-the-Counter Bulletin Board (the “ OTCBB”).  There can be no assurance, however, that Vasogen Shares, or the shares in the capital of New Vasogen or New IPC, whichever applicable, will be approved to be quoted on the OTCBB.

If Vasogen Shares are delisted from the NASDAQ Capital Market, it will likely materially impair our ability to obtain financing in the future.

It is a condition to the closing of the transactions contemplated by the IPC Arrangement Agreement that upon completion of the Arrangement the shares of New IPC be listed for trading on the TSX Venture Exchange or the Toronto Stock Exchange and listed for trading on the NASDAQ or, if such listings cannot be made, application has been made to have the shares of New IPC quoted on the OTCBB.  As of the date hereof, New IPC does not have conditional listing approval for any stock exchange or market.  If this condition provided for in the IPC Arrangement Agreement is not satisfied or waived, as applicable, the transactions contemplated by the IPC Arrangement Agreement will not be completed.

The shares in the capital of New Vasogen have received conditional listing approval of the Toronto Stock Exchange.

As at August 31, 2009, the total number of Vasogen Shares issued and outstanding was 22.6 million, compared with 22.4 million as at November 30, 2008.  The number of employee stock options outstanding at August 31, 2009 was 1.0 million.  The options are exercisable on a one-to-one basis for Vasogen Shares.  The number of warrants outstanding at August 31, 2009 was 6.5 million. The conversion rate of the warrants is on a one-to-one basis for Vasogen Shares, excluding 0.5 million warrants that have been issued to the note holders, which are now convertible into Vasogen Shares at a rate of approximately 2.2 Vasogen Shares for one warrant.  As at August 31, 2009, 0.1 million options are in the money; all other outstanding options and warrants are currently out of the money.  The weighted average exercise price of the outstanding options is $8.99, while the exercise prices of the warrants range from US$3.16 to US$14.05.

As at October 13, 2009, we have 22.6 million Vasogen Shares issued and outstanding; 0.9 million options to purchase Vasogen Shares; and 6.5 million warrants to purchase 7.1 million Vasogen Shares.

At August 31, 2009, our cash and cash equivalents totaled $4.8 million, compared with $5.8 million at May 31, 2009.  The decrease is a result of the cash used in operations during the three-month period ended August 31, 2009.  We invest our cash resources in liquid government and corporate debt instruments having a single “A” credit rating or greater.  We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on our investments, owing to the relative short-term nature of the investments. We currently hold our cash resources in investments issued by major Canadian governments or financial institutions.

Following the date of the IPC Arrangement Agreement, and in accordance with the terms of the IPC Arrangement Agreement, subsequent to quarter end we advanced to IPC Opco a loan of $500,000 (the “IPC Bridge Loan”) subject to terms and conditions agreed upon by IPC Opco and us and evidenced by a grid promissory note in favour of us (the “Grid Note”).  The amount of the IPC Bridge Loan and any other amounts owing with respect thereto will be secured by charges reflected in a general security agreement over the assets of IPC Opco including intellectual property rights, and guaranteed by each of IPC US and IntelliPharmaCeutics Inc. together with a general security agreement over the assets of each such entity and in all cases with such security ranking senior to all indebtedness of such parties.  The IPC Bridge Loan will be used by IPC Opco to fund its operations and working capital (and will not be used to pay any amounts owing from time to time under the Shareholder Note or for payment of the transaction costs or expenses of any IPC Company in connection with the transactions contemplated herein).  The IPC Bridge Loan will bear interest at a rate of 8% per annum and be payable when the principal amount becomes due and payable.  The IPC Bridge Loan and any interest would be due and payable 90 days after the earlier of the following events, should they occur (i) the date our Shareholders vote against an Arrangement with IPC, (ii) the termination of the IPC Arrangement Agreement; and (iii) the termination of the Merger Agreement.

We are exposed to changes in foreign exchange rates between the Canadian and U.S. dollars, which could affect the value of our cash and cash equivalents.  At August 31, 2009, we held U.S. dollar denominated securities in the amount of US$0.2 million.  As our functional or measurement currency is the Canadian dollar, U.S. dollar exchange rate fluctuations may have a significant impact from an accounting perspective, but they do not impair or enhance our ability to pay U.S. dollar denominated expenses.

Our net cash used in operating activities for the three and nine months ended August 31, 2009, was $1.0 million and $4.1 million, respectively, compared with $2.7 million and $13.7 million for the same periods in 2008.  The $1.0 million of net cash used in operating activities for the three months ended August 31, 2009 included the payment of $0.4 million for professional fees mainly related to our ongoing strategic review, which included the cost of the fairness opinion rendered by JMP Securities LLC. Our net cash used in operations also included the payment of restructuring costs for the three and nine months ended August 31, 2009 of $0.3 million and $1.4 million, respectively, compared with $1.4 million and $3.1 million for the same periods in 2008.   Our net cash provided by investing activities for the nine months ended August 31, 2009 included funds from the sale of a United States patent application and its related foreign counterparts of $0.5 million (US$0.4 million) compared with Nil, for the same period in 2008.

Our ability to continue as a going concern is dependent upon our ability to complete the business combination described in the press release dated August 17, 2009, resulting from our strategic review and/or secure additional funds.  Potential sources of capital are limited but may include equity or debt financings, or payments from potential strategic partners, as well as other financing opportunities.  We may endeavor to secure additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, the issuance of new share capital, and new debt, as well as through other financing opportunities, including seeking to in- or out-license assets, and potential asset acquisitions or divestitures.  The availability of financing will be affected by the business combination described in the press release dated August 17, 2009, or alternative strategic transaction, the state of the economy and capital markets generally (including with reference to biotechnology companies), the liquidity of Vasogen Shares and the status of the listing of Vasogen Shares on the NASDAQ Capital Market and the Toronto Stock Exchange, strategic alliance agreements, and other relevant commercial considerations. The current economic conditions may make the availability of debt or equity financing scarce.  Our cash outflows are currently expected to consist primarily of payroll costs, insurance, public company expenses, and expenses related to the outcome of the ongoing strategic review process.  Additional disclosure regarding our ability to continue as a going concern is included in Note 1 to our unaudited interim consolidated financial statements for the period ended August 31, 2009.  If we cannot complete the business combination described in the press release dated August 17, 2009, secure additional financing, or if we cannot secure additional financing on terms that would be acceptable to us, we will have to consider other possibilities which may include out-licensing assets, completing asset divestitures, winding up, dissolving, or liquidating  our Company.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the annual consolidated financial statements.  Critical accounting estimates include the amount of development expenditures expensed as opposed to capitalized; the fair value of options and common share purchase warrants; the allocation of proceeds on the issuance of senior convertible notes between liabilities and equity; and the income tax valuation allowance.

We expense research costs as they are incurred.  Development costs are expensed as incurred unless they meet the criteria under Canadian GAAP for deferral and amortization.  We have not capitalized any such development costs to date.

We have a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credits.  In view of our history of net losses and expected future losses, we are of the opinion that it is unlikely that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Accordingly, no future income tax assets or liabilities are recorded on the balance sheets.  Pursuant to the Cervus Arrangement Agreement Vasogen will transfer its assets and liabilities, including the proceeds from the Cervus transaction but excluding the Company’s tax accounts and certain receivables, to New Vasogen.  Tax credits recoverable on the balance sheet include the Ontario Innovation Tax Credit, the Goods and Services Tax Credits, and other recoverable tax amounts.

Accounting Policy Changes

Effective December 1, 2008, we adopted the recommendations of ‘The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3031, Inventories (“Section 3031”).  This new standard supersedes existing guidance on inventories in Section 3030, Inventories. This standard introduces significant changes to the measurement and disclosure of inventory. The adoption of this standard did not have an impact on our financial disclosures as currently we have no inventory recorded in our unaudited interim consolidated financial statements.

Effective December 1, 2008, we adopted the recommendations of CICA Handbook Section 1400, General Standards of Financial Statement Presentation (“Section 1400”). This amended standard changed the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern.  Management is required to make an assessment of an entity's ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet dates.  Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern.The adoption of this standard did not have an impact on our financial disclosures as we have disclosed our assessment of uncertainties affecting the going concern assumption in Note 1 to our unaudited interim consolidated financial statements.

Effective December 1, 2008, we adopted the recommendations of CICA Handbook Section 3064, Goodwill and Intangible Assets (“CICA 3064”).   This new standard replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs, and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The adoption of this standard did not have an impact on our financial disclosures as currently we have no goodwill or intangible assets recorded in our unaudited interim consolidated financial statements.

Recent Accounting Pronouncements Issued But Not Yet Adopted

Business combinations
In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date.

This standard is effective for business combinations with acquisition dates on or after January 1, 2011. Earlier adoption is permitted. We are currently assessing the impact this standard will have on its financial position and results of operations.

Consolidated financial statements
In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and is effective for the Company on December 1, 2011. Earlier adoption is permitted. We are currently assessing the impact this standard will have on its financial position and results of operations.

Non-controlling interests
In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for the accounting for non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination, and is effective for the Company on December 1, 2011. We are currently assessing the impact this standard will have on its financial position and results of operations.

International Financial Reporting Standards
In February 2008, the CICA’s Accounting Standards Board confirmed its strategy of replacing Canadian GAAP with International Financial Reporting Standards (“IFRS”) for Canadian publicly accountable enterprises. These new standards will be effective for the Company's interim and annual financial statements commencing December 1, 2011. The Company is assessing the impact of the transition to IFRS on its financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Based on a review of the Company’s procedures and documentation of internal controls over financial reporting, the Company’s CEO and CFO are satisfied that internal controls have been designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements in accordance with GAAP.  Management is aware that there is a lack of segregation of duties due to the small number of employees dealing with general, administrative, and financial matters.    Similar to other small organizations, the size of the Company’s finance department results in limitations on the segregation of duties. There is now little segregation of duties within the financial internal control environment of the Company. Functions that would normally be segregated within a typical control environment are performed by one individual and the preparation and authorization of certain activities that would normally be separated are not, as only one member of staff is responsible for substantially all of the day-to-day finance functions and the financial reporting of the Company.  We will continue to develop and employ appropriate measures to properly assign jobs and responsibilities to employees to ensure the proper segregation of duties where feasible, and the Chief Executive Officer and Chief Financial Officer will continually monitor the financial activities of the Company. The Chief Executive Officer and Chief Financial Officer have concluded that since Management and the Audit Committee oversee all financial activities of the Company, the risks associated with the non-segregation of duties are not significant and the potential benefits of adding employees to more clearly segregate duties do not justify the expense associated with adding more personnel at this time.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We have no debt, guarantees, off-balance sheet arrangements, or capital lease obligations. Other long-term obligations are discussed below.

Contractual Obligations

Our contractual obligations as at August 31, 2009 are as follows:

Contractual Obligations (in thousands of dollars)	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years

Operating lease obligations	$6	$6	nil	nil	Nil

We have granted royalties to arm’s-length third parties based on gross amounts receivable by us from future commercial sales of our Celacade technology, aggregating 1.5% on all sales, to a maximum royalty of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of this technology, to a maximum royalty of $5.0 million per annum.  To date, no royalties are due and/or payable.

Commitments and Contingencies

Pursuant to the Cervus Arrangement Agreement, Vasogen and New Vasogen will enter into an indemnity agreement (the “Indemnity Agreement”).  The Indemnity Agreement is designed to provide Vasogen, following the completion of the Plan of Arrangement, with indemnification from New Vasogen, the resulting entity that will carry on the business previously carried on by Vasogen, for claims relating to Vasogen’s and New Vasogen’s business that are brought against Vasogen in the future, subject to certain conditions and limitations.  New Vasogen’s obligations under the Indemnity Agreement relating to the Tax Pools (as defined in the Indemnity Agreement are limited to an aggregate of $1.5 million with a threshold amount of $50,000 before there is an obligation to make a compensation payment.

RELATED PARTY TRANSACTIONS AND INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS

There are no related party transactions or interests of management in material transactions.

RISKS AND UNCERTAINTIES

If we do not complete the business combination described in the press release dated August 17, 2009, we will have to consider other possibilities which may include seeking to out-license assets, completing asset divestitures, winding up, dissolving, or liquidating the Company.  We may endeavor to secure additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, the issuance of new share capital, and new debt, as well as through other financing opportunities, including seeking to in- or out-license assets, and potential asset acquisitions or divestitures. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms.  Currently, irrespective of the minimum bid price requirement, we do not meet the listing criteria of the NASDAQ Capital Market.  Failure to maintain the applicable listing requirements of the Toronto Stock Exchange could also result in Vasogen Shares being delisted from the Toronto Stock Exchange.  If Vasogen Shares are delisted from the NASDAQ Capital Market or the Toronto Stock Exchange, it will likely materially impair our share price and our ability to obtain financing in the future.  In addition, in the event only the transactions contemplated by the Cervus Arrangement are completed and the shares in the capital of New Vasogen are listed on the Toronto Stock Exchange, the shares of New Vasogen may be subject to delisting by the Toronto Stock Exchange.

We set goals for and make public statements regarding timing for the completion of objectives material to our success.  If we fail to achieve one or more of these planned milestones, the price of Vasogen Shares could decline.

Further risks and uncertainties affecting us can be found elsewhere in this document, in our Annual Information Form and our Form 20-F, and other public documents filed on SEDAR and EDGAR.

OUTLOOK

Our ability to continue as a going concern is dependent upon our ability to complete the business combination described in the press release dated August 17, 2009, resulting from our strategic review and/or secure additional funds.  Potential sources of capital are limited but may include equity or debt financings, or payments from potential strategic partners, as well as other financing opportunities.  We may endeavor to secure additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, the issuance of new share capital, and new debt, as well as through other financing opportunities, including seeking to in- or out-license assets, and potential asset acquisitions or divestitures.  The availability of financing will be affected by the business combination described in the press release dated August 17, 2009, or alternative strategic transaction, the state of the economy and capital markets generally (including with reference to biotechnology companies), the liquidity of Vasogen Shares and the status of the listing of Vasogen Shares on the NASDAQ Capital Market and the Toronto Stock Exchange, strategic alliance agreements, and other relevant commercial considerations. The current economic conditions may make the availability of debt or equity financing scarce.  Our cash outflows are currently expected to consist primarily of payroll costs, insurance, public company expenses, and expenses related to the outcome of the ongoing strategic review process.  Additional disclosure regarding our ability to continue as a going concern is included in Note 1 to our unaudited interim consolidated financial statements for the period ended August 31, 2009.  If we cannot complete the business combination described in the press release dated August 17, 2009,  secure additional financing, or if we cannot secure additional financing on terms that would be acceptable to us, we will have to consider other possibilities which may include out-licensing assets, completing asset divestitures, winding up, dissolving, or liquidating  our Company.  See “Liquidity and Capital Resources.”

Additional information relating to us, including our Annual Information Form and the Joint Information Circular, is accessible on our website, www.vasogen.com, and on SEDAR and EDGAR.